UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR
PARTICIPATING AFFILIATES IN PUERTO RICO
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Participants and Administrator of the
Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

/s/ Cherry Bekaert
Charlotte, North Carolina
June 17, 2015

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Plan's interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$24,106,747	$24,679,671
Receivables
Notes receivable from participants	1,216,339	1,001,117
Net assets available for benefits	$25,323,086	$25,680,788
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Interest income on notes receivable from participants	$40,930	$33,899
Plan's interest in investment income of the Ingersoll-Rand Employee Savings Plan Master Trust (Note 4)	1,149,271	4,220,162
Contributions
Employer	1,077,337	1,012,538
Participants	1,156,608	1,102,272
Total additions	3,424,146	6,368,871
Deductions from net assets attributed to:
Benefits paid to participants	3,773,766	1,407,138
Administrative expenses	8,082	6,136
Total deductions	3,781,848	1,413,274
Net (decrease) increase in net assets	(357,702)	4,955,597
Net assets available for benefits
Beginning of year	25,680,788	20,725,191
End of year	$25,323,086	$25,680,788
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

1	Description of the Plan
The following brief description of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The Plan is a defined contribution plan sponsored by Thermo King Puerto Rico Manufactura, Inc., a subsidiary of Ingersoll-Rand plc ("IR-plc") covering all full-time regular employees of Thermo King Puerto Rico Manufactura, Inc. and participating affiliates who work and reside in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Thermo King Manufactura, Inc. and its participating affiliates, including Trane Puerto Rico LLC are referred to herein as the "Company".
On June 8, 2012, the IR-plc Board of Directors approved amendments to the retirement plans for certain U.S. and Puerto Rico non-bargained employees, including amendments to the Plan. The amendments provided that the eligible non-bargained employees hired prior to July 1, 2012 were given a choice of remaining in their respective defined benefit plan until the plan freezes on December 31, 2022 or freezing their accrued benefits in their respective defined benefit plan as of December 31, 2012 and receiving an additional 2% non-matching company contribution of eligible compensation into the Plan beginning January 1, 2013. Eligible employees hired or rehired on or after July 1, 2012 will automatically receive the 2% non-matching company contribution of eligible compensation into the Plan in lieu of participating in the defined benefit plan at the date of eligibility. Beginning January 1, 2023, all eligible employees will receive the 2% non-matching contribution into the Plan.
On December 1, 2013 (the "Distribution Date"), the Company completed the spin-off of its commercial and residential security businesses to its shareholders. The businesses were transferred to Allegion plc ("Allegion"), a newly created independent Irish company. On that date, each IR-plc shareholder of record as of the close of business on November 22, 2013 (the "Record Date") received one ordinary share of Allegion for every three IR-plc ordinary shares held as of the Record Date. Allegion is now an independent public company trading under the symbol “ALLE” on the New York Stock Exchange (the "NYSE"). Participants in the Plan received one unit of Allegion stock for every three units of IR-plc stock held in the Ingersoll-Rand Stock Fund at the time of the spin-off. As a result of the spin-off, an Allegion Stock Fund was created in the Plan to hold the Allegion shares received pursuant to the spin-off. The Allegion Stock Fund is closed to new investments and participants are free to diversify out of the Allegion Stock Fund to other investment options at any time.
General
Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan. The Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust (the “Master Trust”) maintained by Fidelity. Effective December 31, 2013, the Trane Master Trust was combined with and considered part of the Master Trust. The Trane Master Trust covered additional defined contribution plans sponsored by the Company or its affiliates.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The IR-plc Benefits Design Committee approves recommended design changes to the Plan and the IR-plc Benefits Investment Committee selects and approves the Plan’s investment options, which may not include all assets held within the Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Contributions
Plan participants may elect to contribute on a pre-tax basis from 1% to 50% of their total compensation including certain bonuses subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rican Internal Revenue Code. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total eligible compensation including bonuses as an additional supplementary contribution. The Company contributes a matching amount equal to 100% of the employee’s contribution not to exceed 6% of total compensation for a participating employee. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the Puerto Rican Internal Revenue Code. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants who were hired or rehired on or after July 1, 2012 and employees who chose to receive a non-matching contribution in lieu of continuing accruing service in their respective defined

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

benefit plans receive a non-matching company contribution of 2% of eligible compensation in lieu of participating in a defined benefit plan. All company contributions are made in cash and invested in the same manner as the participant contributions; if a participant does not have an investment election on file, company contributions are invested in the Plan's default investment fund which is the target date retirement fund.
Participants direct the investment of their contributions into various investment options offered by the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Each participant’s account is charged with withdrawals and allocations of (a) Plan losses and (b) applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.
Vesting
Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and Company match plus actual earnings thereon. Company basic contributions made to Trane union employees under the Plan remain subject to a three year vesting schedule. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65, death or disability while employed.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity on a monthly basis, plus 1%. At December 31, 2014 and 2013, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Loan terms range from one to five years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.
Forfeited Accounts
Forfeited contributions are used to reduce future employer contributions. At December 31, 2014 and 2013, forfeited non-vested balances were $12 and $40, respectively. In 2014 and 2013, employer contributions were reduced by $345 and $8,142, respectively from forfeited non-vested accounts.
Participant Withdrawals and Distributions
Plan distributions may be in the form of a lump sum or in installments in such other manner that the Plan may permit. In the case of an employee’s termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, then to the decedent’s estate. In case of termination because of any reasons other than death, the participant is entitled to the vested balance. The participants may, under certain conditions, make withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of the funds.

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

Valuation of Investments
Plan assets are included in the Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.

Certain management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation and depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Certain expenses associated with the administration of the Plan and the Master Trust are paid through offsets and/or payments which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options. Certain of these payments are credited to the Plan and are available to pay future Plan administrative expenses. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Benefits to participants are recorded when paid. There are no approved and unpaid amounts as of December 31, 2014 and 2013.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Not all assets held in the Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used as of December 31, 2014 and 2013. There have been no significant transfers between Level 1 and Level 2 categories. Following is a description of the valuation methodologies used for assets measured at fair value.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.

Allegion Stock Fund: The shares of the fund are valued at the NAV of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Allegion, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.

Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Separate accounts - fixed income bond funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Such assets are classified as Level 2.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. As the account primarily consists of investment contracts, the assets are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Such assets are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the daily NAV of the funds in which the Master Trust participates at year end. Such assets are classified as Level 1.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in Master Trust
The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company or other affiliated companies of IR-plc. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust and investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. Effective December 31, 2013, the assets of the Trane Master Trust are considered combined with and part of the Master Trust. The Trane Master Trust covered additional retirement plans sponsored by the Company and its affiliates. The Plan was not affected by the combination of the two trusts as Fidelity maintains separate accounting for each plan within the Master Trust at the measurement date. To reflect the combination of the Trane Master Trust, the investments disclosed below as of December 31, 2014 and 2013 reflect the total assets subsequent to the combination. The investment income disclosed below for the year ended December 31, 2013 does not include the combined Trane Master Trust as the combination was completed at December 31, 2013. As of December 31, 2014 and 2013, the Plan had a 0.61% and 0.64% participation, respectively, in the Master Trust.
Summarized Master Trust information follows:

	2014	2013
Investments, at fair value
Money market portfolio	$—	$151,330,008
Mutual funds	1,220,545,404	1,439,380,413
Common collective trusts	1,030,464,502	866,867,459
Separate accounts	343,901,290	—
Self-directed brokerage accounts	282,203,231	261,753,618
Ingersoll-Rand Stock Fund	861,914,768	931,987,151
Allegion Stock Fund	240,475,392	220,659,865
Investments, at fair value	$3,979,504,587	$3,871,978,514

The following summarizes the net realized and unrealized appreciation of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2014	2013
Investment income:
Net appreciation in fair value of investments
Mutual funds	$23,214,921	$220,610,874
Self-directed brokerage accounts	12,423,331	30,485,046
Common collective trusts	59,643,421	130,468,565
Ingersoll-Rand Stock Fund	22,790,032	445,949,262
Allegion Stock Fund	51,866,846	979,590
	169,938,551	828,493,337
Interest and dividend income	88,247,139	85,269,510
Total investment income	$258,185,690	$913,762,847

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Master Trust
Mutual funds:
Domestic equity funds	$830,201,607	$—	$—	$830,201,607
International equity fund	131,238,763	—	—	131,238,763
Fixed income funds	163,158	—	—	163,158
Index funds	258,941,876	—	—	258,941,876
Self-directed brokerage accounts	282,203,231	—	—	282,203,231
Common collective trusts:
Index funds (1)	—	48,993,924	—	48,993,924
Target date retirement funds (2)	—	981,470,578	—	981,470,578
Separate accounts:
Fixed income bond funds (3)		200,582,968		200,582,968
Stable value funds (4)		143,318,322		143,318,322
Ingersoll-Rand Stock Fund (5)	—	861,914,768	—	861,914,768
Allegion Stock Fund (5)	—	240,475,392	—	240,475,392
Investments, at fair value	$1,502,748,635	$2,476,755,952	$—	$3,979,504,587
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in a privately managed investment account created for the Master Trust that seeks to maximize price appreciation and current income with volatility similar to its index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(4)     Represents investment in a privately managed investment account created for the Master Trust that is primarily comprised of investment contracts issued by financial institutions and other eligible stable value investments. There are no unfunded commitments or redemption frequency restrictions. Transfers to other investment funds could be limited under certain conditions.

(5)     Represents investment in IR-plc or Allegion plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Master Trust
Money market funds	$151,330,008	$—	$—	$151,330,008
Mutual funds:
Domestic equity funds	143,437,597	—	—	143,437,597
International equity fund	815,859,057	—	—	815,859,057
Fixed income funds	257,912,944	—	—	257,912,944
Index funds	222,170,815	—	—	222,170,815
Self-directed brokerage accounts	261,753,618	—	—	261,753,618
Common collective trusts:
Index funds (1)	—	39,894,354	—	39,894,354
Target date retirement funds (2)	—	826,973,105	—	826,973,105
Ingersoll-Rand Stock Fund (3)	—	931,987,151	—	931,987,151
Allegion Stock Fund (3)	—	220,659,865	—	220,659,865
Investments, at fair value	$1,852,464,039	$2,019,514,475	$—	$3,871,978,514

(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in IR-plc or Allegion plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Tax Status
The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The date of this letter was March 10, 2014. The Plan has been amended since requesting the determination letter. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the Puerto Rico Treasury Department and therefore no provision for income tax is required.
The Plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the Puerto Rican Department of Treasury. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there is currently a routine Department of Labor record and document audit in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6	Party-In-Interest
Certain Plan investments held in the Master Trust are shares of mutual funds, common collective trusts and short-term investments managed by Fidelity, the Plan’s recordkeeper and custodian. These transactions qualify as permitted party-in-interest transactions.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2014 and 2013

Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

7	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the Puerto Rico Internal Revenue Code. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8	Risks and Uncertainties

Through the Master Trust, the Plan provides for investment options in any combination of equity, fixed income and money market investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation,  foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9	Subsequent Events
The Benefits Investment Committee has determined that the Allegion Stock Fund will be eliminated as a closed investment option effective November 30, 2015. Participants have been notified of this change so as to give them ample time to transfer funds into other available investment options. Any funds remaining in the Allegion Stock Fund at that time will be automatically transferred to the target date Vanguard Target Retirement Fund Investor Shares based on the participant's date of birth.

Schedule I

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan Sponsor: Employer Identification: Plan Number:	Thermo King Puerto Rico Manufactura, Inc. 66-0777053 077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in the Plan Master Trust	Master Trust, 0.61% participation	**	$24,106,747

***	Notes receivable from participants	Due 01/01/15 - 01/20/19 3.25% - 9.5%	**	1,216,339

	TOTAL ASSETS (Held at End of Year)			$25,323,086

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR PARTICIPATING AFFILIATES IN PUERTO RICO

Date: June 17, 2015	By:	/s/ Paul Longstreet
	Name:	Paul Longstreet
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP